                                                                    EXHIBIT 99.4
                                                           [English Translation]

                                                            Corporate Disclosure

                                                                  March 26, 2004

           Resignation of Outside Directors/Members of Audit Committee

BOARD OF DIRECTORS

Background of             Name                      Kyung-Jun Choi
  Director                Age                             43
                       Education               JD, New York University
                      Current Post             Lawyer, Kim, Chang & Lee
                       Experience              Judge, Seoul Civil Court

                Term                                   3 Years
       Ground for resignation                      Personal reason
  Date of shareholders' resolution                  March 26, 2004
               Others                                     -

Background of             Name                       Shin-Bae Kim
  Director                Age                             49
                       Education           MBA, University of Pennsylvania
                      Current Post                 CEO, SK Telecom
                       Experience        Executive Vice president, SK Telecom
                Term                                   3 Years
       Ground for resignation                      Personal reason
  Date of shareholders' resolution                  March 26, 2004
               Others                                     -

Background of             Name                     Byung-Moo, Park
  Director                Age                             42
                       Education              L.L.M., Harvard University
                      Current Post       Managing Director, Newbridge Capital
                       Experience           CEO, PLENUS Entertainment Inc.
                Term                                   3 Years
       Ground for resignation                      Personal reason
  Date of shareholders' resolution                  March 26, 2004
               Others                                     -

AUDIT COMMITTEE

Background of             Name                      Kyung-Jun Choi
  Director                Age                             43
                       Education               JD, New York University
                      Current Post             Lawyer, Kim, Chang & Lee
                       Experience              Judge, Seoul Civil Court

                Term                                   3 Years
       Ground for resignation                      Personal reason
  Date of shareholders' resolution                  March 26, 2004
               Others                                     -